                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                       Applied Graphics Technologies, Inc.
          ------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
           -----------------------------------------------------------
                         (Title of class of securities)

                                    037937208
                ------------------------------------------------
                                 (CUSIP number)

                            Mr. Christopher Lacovara
                               KAGT Holdings, Inc.
                             KAGT Acquisition Corp.
                                111 Radio Circle
                               Mt. Kisco, NY 10549
                            Telephone: (914) 241-7430
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 With a copy to:

                              Daniel S. Evans, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000

                                  June 12, 2003
          -------------------------------------------------------------
             (Date of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 14 Pages)

CUSIP NO. 037937208                      13D                        PAGE 2 OF 14

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          KAGT Holdings, Inc.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
          (See Instructions)                                            (b)  [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
        NUMBER OF                  0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  3,758,619*
           EACH             ----------------------------------------------------
        REPORTING           9.     SOLE DISPOSITIVE POWER
       PERSON WITH                 0
                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,758,619*
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.0%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------

* Represents the number of shares of Common Stock beneficially owned by Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker, Marne Obernauer, Jr., Applied Printing Technologies, L.P., Fleet National Bank and the other Lenders under the Company Credit Agreement (as defined in Item 3) as described in the Introduction to the Offer to Purchase and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Recapitalization Agreements; Plans for the Company - Tender Agreements") of the Offer to Purchase, which is incorporated herein by reference. Holdings and KAGT Acquisition expressly disclaim beneficial ownership of any shares of Common Stock that are covered by the Tender Agreements.

CUSIP NO. 037937208                      13D                        PAGE 2 OF 14

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          KAGT Acquisition Corp.
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
          (See Instructions)                                            (b)  [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
        NUMBER OF                  0
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  3,758,619*
           EACH             ----------------------------------------------------
        REPORTING           9.     SOLE DISPOSITIVE POWER
       PERSON WITH                 0
                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,758,619*
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
          CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          38.0%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (See Instructions)
          CO
--------------------------------------------------------------------------------

* Represents the number of shares of Common Stock beneficially owned by Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker, Marne Obernauer, Jr., Applied Printing Technologies, L.P., Fleet National Bank and the other Lenders under the Company Credit Agreement (as defined in Item 3) as described in the Introduction to the Offer to Purchase and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Recapitalization Agreements; Plans for the Company - Tender Agreements") of the Offer to Purchase, which is incorporated herein by reference. Holdings and KAGT Acquisition expressly disclaim beneficial ownership of any shares of Common Stock that are covered by the Tender Agreements.

         This statement is filed by KAGT Holdings, Inc., a Delaware corporation ("Holdings"), and KAGT Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Holdings ("KAGT Acquisition"), and relates to the tender offer by KAGT Acquisition, Holdings and certain of their affiliates (the "Offer") to purchase all outstanding shares of common stock, par value $0.01 per share, of Applied Graphics Technologies, Inc., a Delaware corporation (the "Company"), at $0.85 per share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2003 (the "Offer to Purchase"), incorporated by reference from Exhibit (a)(1) of the Schedule TO filed by KAGT Acquisition, Holdings and certain of their affiliates (the "Schedule TO") and the related Form of Letter of Transmittal, incorporated by reference from Exhibit (a)(2) of the Schedule TO.

ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company. The principal executive offices of the Company are located at 450 West 33rd St., New York, New York, 10001.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c), and (f). The persons filing this statement are Holdings and KAGT Acquisition (KAGT Acquisition, collectively with Holdings, the "Reporting Persons"). The principal business of the Reporting Persons is the acquisition of the Company. Holdings owns all of the outstanding shares of capital stock of KAGT Acquisition. Upon the issuance of equity of Holdings in connection with the Offer, Holdings will be owned by Kohlberg Investors IV, L.P., a Delaware limited partnership ("Investors IV"), Kohlberg TE Investors IV, L.P., a Delaware limited partnership ("TE Investors IV"), Kohlberg Offshore Investors IV, L.P., a Delaware limited partnership ("Offshore Investors IV"), and Kohlberg Partners IV, L.P., a Delaware limited partnership ("Partners IV" and, collectively with Investors IV, TE Investors IV and Offshore Investors IV, "Kohlberg Fund IV"). Kohlberg Fund IV is a private investment fund. The general partner of each of the limited partnerships that comprise Kohlberg Fund IV is Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Kohlberg Management IV"). The principal business of Kohlberg Management IV is serving as the general partner of Kohlberg Fund IV. James A. Kohlberg, Christopher Lacovara and Samuel P. Frieder are Managing Member, Senior Member and Senior Member, respectively, of Kohlberg Management IV, and each is a member of the Operating Committee of Kohlberg Management IV.

         The address of the principal business and the principal office of each of the Reporting Persons is 111 Radio Circle, Mount Kisco, New York 10549. The name, business address, present principal occupation or employment and citizenship of each controlling person of each of the Reporting Persons is set forth on Schedule A which is incorporated by reference herein.

         (d) - (e). During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 12, 2003, Holdings, KAGT Acquisition and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Holdings and KAGT Acquisition, on June 20, 2003 offered to purchase all the outstanding Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase.

         In connection with the Merger Agreement, KAGT Acquisition and Holdings entered into Tender Agreements dated June 12, 2003 (the "Tender Agreements"), with each of the following shareholders: Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker, Marne Obernauer, Jr., Applied Printing Technologies, L.P., Fleet National Bank, Bank of America, N.A., Wachovia Bank, N.A., JP Morgan Chase Bank, PB Capital Corporation, Citizens Bank of Massachusetts, Suntrust Bank, N.A., GE Capital CFE, Inc., Sovereign Bank, Bank of New York, and Bank of Nova Scotia (collectively, the "Tendering Shareholders"). Pursuant to the Tender Agreements, the Tendering Shareholders have agreed to tender an aggregate of 3,005,619 shares of Common Stock owned by the Tendering Shareholders plus up to 753,000 shares of Common Stock issued to them upon exercise of any of such Tendering Shareholder's outstanding options (the "Maximum Committed Shares"), to vote in favor of the Merger (as defined below), and certain of the Tendering Shareholders have agreed to vote 2,325,552 shares of Common Stock as set forth below. The Maximum Committed Shares represent beneficial ownership (as determined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of approximately 38.0% of the Common Stock.

Voting in Tender Agreements with Shareholders other than the Lenders

         The Tender Agreements provide that Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker, Marne Obernauer, Jr., and Applied Printing Technologies, L.P., representing in the aggregate 2,325,552 shares of Common Stock, irrevocably appoint Holdings as their proxy to vote their portion of such Maximum Committed Shares in connection with the transaction in the following manner: (i) for the adoption and approval of the Merger Agreement and the merger of KAGT Acquisition with and into the Company (the "Merger") and (ii) in any manner as Holdings, in its sole discretion, may see fit with respect to any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than pursuant to the Merger) or any other change of control involving the Company or any of its subsidiaries, including, but not limited to, any Company Takeover Proposal (as defined in the Tender Agreements with such shareholders, incorporated by reference from Exhibit (d)(9) of the Schedule TO). Notwithstanding the foregoing grant to Holdings of the irrevocable proxy, if Holdings elects not to exercise its rights to vote the securities pursuant to the irrevocable proxy, each Tendering Shareholder named in this paragraph agreed to vote the securities during the term of the Tender Agreement (i) in favor of or give its consent to, as applicable, a proposal to adopt and approve the Merger Agreement and the Merger as described in the Tender Agreement, or (ii) in the manner directed by Holdings if the issue on which such shareholder is requested to vote is a matter described in clause (ii) of the preceding sentence, in each case, at any annual, special or other meeting or action of the shareholders of the Company, in lieu of a meeting or otherwise. The Maximum Committed Shares that are subject to the voting agreements set forth in this paragraph represent of approximately 23.5% of the Common Stock outstanding as of June 12, 2003.

Voting in Tender Agreements with the Lenders

         The Tender Agreements with the Lenders also provide that each of the Lenders under the Company Credit Agreement (as defined below in Item 3), representing in the aggregate 680,067 shares of Common Stock, irrevocably appoint Holdings as their proxy to vote their portion of such Maximum Committed Shares in connection with the transaction for the adoption and approval of the Merger Agreement and the Merger. Notwithstanding the foregoing grant to Holdings of the irrevocable proxy, if Holdings elects not to exercise its rights to vote the securities pursuant to the irrevocable proxy, each Lender agreed to vote the securities during the term of the Tender Agreement in favor of or give its consent to, as applicable, a proposal to adopt and approve the Merger Agreement and the Merger as described in the Tender Agreements. The Maximum Committed Shares that are subject to the voting agreements set forth in this paragraph represent of approximately 7.4% of the Common Stock outstanding as of June 12, 2003.

Transfer Restrictions

         The Tender Agreements provide that the Tendering Shareholders (i) except as consented to in writing by Holdings in its sole discretion, will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit their right to vote in any manner any of the Maximum Committed Shares, or agree to do any of the foregoing, and (ii) will not take any action which would have the effect of preventing or disabling the Tendering Shareholders from performing their obligations under the Tender Agreements. Notwithstanding the foregoing, in connection with any transfer not involving or relating to any Company Takeover Proposal, the Tendering Shareholders may transfer any or all of the Maximum Committed Shares as follows:
(i) in the case of a Tendering Shareholder that is an entity, to any subsidiary, partner or member of the Tendering Shareholder and (ii) in the case of an individual Tendering Shareholder, to such Tendering Shareholder's descendants or any trust for any of their benefits or to a charitable trust; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer (x) each person or entity to which any of such

Maximum Committed Shares or any interest in any of such Maximum Committed Shares is or may be transferred (a) shall have executed and delivered to Holdings and KAGT Acquisition a counterpart to the applicable Tender Agreement pursuant to which such person or entity shall be bound by all of the terms and provisions of the applicable Tender Agreement, and (b) shall have agreed in writing with Holdings and KAGT Acquisition to hold such Maximum Committed Shares or interest in such Maximum Committed Shares subject to all of the terms and provisions of the applicable Tender Agreements, and (y) the applicable Tender Agreement shall be the legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms, subject to the qualification, however, that enforcement of the rights and remedies created by the applicable Tender Agreement is subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general application related to or affecting creditors' rights and to general equity principles.

No Solicitation

         In addition, during the term of the Tender Agreements, neither the Tendering Shareholders nor any person acting as an agent of the Tendering Shareholders or otherwise on the Tendering Shareholders' behalf shall, directly or indirectly, (a) solicit, initiate or encourage the submission of any Company Takeover Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Maximum Committed Shares or (b) participate in or encourage any discussion or negotiations regarding, or furnish to any person any non-public information with respect to, enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Maximum Committed Shares, in any case, from, to or with any person other than Holdings or KAGT Acquisition. The Tendering Shareholders agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing. The Tendering Shareholders also agreed to notify Holdings immediately if any party contacts the Tendering Shareholders following the date of the Tender Agreements (other than KAGT Acquisition or Holdings) concerning any Company Takeover Proposal or any other sale, transfer, pledge or other disposition or conversion of the Maximum Committed Shares.

Termination

         The Tender Agreements terminate upon the earlier of the day after the Offer is terminated or expires or the termination of the Merger Agreement pursuant to Sections 8.01 of the Merger Agreement.

Funds

         If 9,147,565 Shares are tendered in response to the Offer to Purchase, KAGT Acquisition would be required to pay a total of $7,775,431 to purchase the tendered shares of Common Stock. Assuming 923,000 options to purchase shares of Common Stock are cancelled in exchange for a cash payment equal to an amount equal to the excess, if any, of the price paid to the stockholders in the Offer to Purchase over the exercise price per share of Common Stock, KAGT Acquisition would be required to provide the Company a total of approximately $400,000 to pay for such cancelled options. In addition, concurrently with the consummation of the Offer to Purchase and in connection with the other recapitalization transactions, KAGT Acquisition will be required to pay (or arrange for its lenders to pay) a total of approximately $96 million (assuming outstanding balances as of June 12, 2003) to purchase the outstanding debt under the Company's Second Amended and Restated Credit Agreement (the "Company Credit Agreement") dated as of April 15, 2003 from the Lenders. KAGT Acquisition also expects to provide the Company an aggregate of approximately $13 million to repurchase the Company's 10% Subordinated Notes due 2005 and to enable Wace Group Ltd. to redeem the 8% Cumulative Convertible Redeemable Preference Shares. KAGT Acquisition expects to obtain the funds required to consummate the Offer to Purchase and the recapitalization transactions through the sale of $50 million of the capital stock of KAGT Holdings, Inc. to Kohlberg Fund IV and by borrowing under a credit agreement entered into by the Company upon the closing of the Offer to Purchase with a banking syndicate led by Foothill Capital Corporation and Silver Point Capital L.P. in an amount not to exceed $119 million, although KAGT Acquisition expects borrowings under such credit facility to be less. The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) - (j) The Reporting Persons entered into the Merger Agreement and the related Tender Agreements with the intent of acquiring control of, and the entire common equity interest in, the Company. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Holdings.

         The information set forth in the Introduction of the Offer to Purchase,
Section 11 ("Contracts and Transactions with the Company; Background of the Offer") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase and Section 7 ("Effect of the Offer on the Market for the Shares, Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (d) As a result of the Tender Agreements, KAGT Acquisition and Holdings together have no shared dispositive power over any shares of Common Stock and the shared power to vote 3,758,619 shares of Common Stock, representing beneficial ownership (as defined by the Exchange Act) of approximately 38.0% of the outstanding shares of Common Stock on a fully diluted basis. The calculation of the foregoing percentages is based on the number of shares of Common Stock disclosed to KAGT Acquisition and Holdings by the Company as issued and outstanding as of May 31, 2003.

         Except as set forth herein, to the knowledge of KAGT Acquisition and Holdings, no director or executive officer of KAGT Acquisition or Holdings beneficially owns any other shares of Common Stock of the Company. Holdings and KAGT Acquisition expressly disclaim beneficial ownership of any shares of Common Stock that are covered by the Tender Agreements.

         The information set forth in the Introduction of the Offer to Purchase,
Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase, Section 11 ("Contracts and Transactions with the Company; Background of the Offer") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger Agreement; Other Recapitalization Arrangements; Plans for the Company") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase, and Annex I ("Directors and Officers of Parent, the Purchaser, Kohlberg Investors IV, Kohlberg TE Investors IV, Kohlberg Offshore Investors IV, Kohlberg Partners IV, and Kohlberg Management IV, L.L.C.") of the Offer to Purchase is incorporated herein by reference.

         Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 3 is incorporated herein by reference. In addition, the Merger Agreement, the Tender Agreements and the information set forth in the Introduction of the Offer to Purchase, Section 11 ("Contracts and Transactions with the Company; Background of the Offer") of the Offer to Purchase, Section 12 ("Purpose of the Offer; the Merger Agreement; Other Recapitalization1 Arrangements; Plans for the Company") of the Offer to Purchase, Section 13 ("Dividends and Distributions") of the Offer to Purchase,
Section 7 ("Effect of the Offer on the Market for the Shares, Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase,
Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase and
Section 15 ("Certain Legal Matters") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Offer to Purchase dated June 20, 2003.*

2. Form of Letter of Transmittal.*

3. Agreement and Plan of Merger, dated as of June 12, 2003, by and between KAGT Holdings, Inc., KAGT Acquisition Corp. and Applied Graphics Technologies, Inc.*

4. Tender Agreement entered into on June 12, 2003 between KAGT Holdings, Inc., KAGT Acquisition Corp., and Applied Printing Technologies, L.P.*

5. Form of Tender Agreement dated June 12, 2003, among KAGT Holdings, Inc., KAGT Acquisition Corp., and each of the Lenders.*

6. Form of Tender Agreement dated June 12, 2003, among KAGT Holdings, Inc., KAGT Acquisition Corp., and each of Fred Drasner, Martin Krall, Joseph Vecchiolla, David Parker and Marne Obernauer, Jr.*

-----------------
*Incorporated by reference to the Exhibits (a)(1), (a)(2), (d)(1), (d)(7),
(d)(8), and (d)(9), respectively, to the Schedule TO, filed with the Securities and Exchange Commission on June 20, 2003 by Holdings, KAGT Acquisition, Investors IV, TE Investors IV, Offshore Investors IV, and Partners IV.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2003


                                KAGT HOLDINGS, INC.

                                By:   /s/ Christopher Lacovara
                                   ------------------------------
                                      Name:  Christopher Lacovara
                                      Title:  President

                                KAGT ACQUISITION CORP.

                                By:  /s/ Christopher Lacovara
                                   ------------------------------
                                     Name:  Christopher Lacovara
                                     Title:  President

                                                                       Exhibit A

                     AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13D

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

         (ii)     Each of them is responsible for the timely filing of such
                  Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: June 20, 2003


                               KAGT HOLDINGS, INC.

                               By: /s/ Christopher Lacovara
                                  ------------------------------
                                   Name:  Christopher Lacovara
                                   Title:  President

                               KAGT ACQUISITION CORP.

                               By:  /s/ Christopher Lacovara
                                  ------------------------------
                                   Name:  Christopher Lacovara
                                   Title:  President

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF KAGT ACQUISITION AND HOLDINGS

The names and ages of the directors, executive officers and principals of KAGT Acquisition and Holdings, and their present principal occupations or employment and five-year employment history, are set forth below. Unless otherwise indicated, each individual is a citizen of the United States, his business address is 111 Radio Circle, Mount Kisco, New York 10549, and his business telephone number is (914) 241-7430.

                                                Present Principal Occupation or Employment with
                                                  Holdings, and KAGT Acquisition, and Material
               Name and Age                        Positions Held During the Past Five Years
James A. Kohlberg (45)                          Director of Holdings and KAGT Acquisition and
                                                Managing Member and member of the Operating
                                                Committee of Kohlberg Management IV, L.L.C.
                                                (the general partner of each of the limited
                                                partnerships that comprise Kohlberg Fund IV).
                                                Mr. Kohlberg has been a principal and Managing
                                                Member of Kohlberg & Co., L.L.C., "Kohlberg &
                                                Co.", a private merchant banking firm for more
                                                than the past five years.

Samuel P. Frieder (38)                          Director of Holdings and KAGT Acquisition and
                                                Senior Member and member of the Operating
                                                Committee of Kohlberg Management IV, L.L.C.
                                                Mr. Frieder has been a Principal of Kohlberg & Co.
                                                for more than the past five years.

Christopher Lacovara (38)                       President and Director of Holdings and KAGT
                                                Acquisition and Senior Member and member of the
                                                Operating Committee of Kohlberg Management IV,
                                                L.L.C.  Mr. Lacovara has been a principal of
                                                Kohlberg & Co. for more than the past five
                                                years.

Shant Mardirossian (35)                         Treasurer of Holdings and KAGT Acquisition.
                                                Mr. Mardirossian has been the Controller and/or
                                                Chief Financial Officer of Kohlberg & Co. for
                                                more than the past five years.

Gordon Woodward (35)                            Secretary and Director of Holdings and KAGT
                                                Acquisition.  Mr. Woodward has been an
                                                associate

                                                with and/or principal of Kohlberg &
                                                Co. for more than the past five years.


         None of the individuals listed in this Schedule A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors, nor were any of the individuals listed on this Schedule A party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

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